Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following slides, along with the slide presentation that was originally filed by The Gillette Company on March 10, 2005 (SEC Accession Number 0000950103-05-000424), were presented at a Senior Leaders Meeting of The Gillette Company and have subsequently been posted to their internal web site:

The Gillette Company

Jim Kilts

Senior Leaders Meeting

March 16, 2005

Today's Agenda

AG Lafley CAGNY Presentation (summary)

Gillette CAGNY Presentation

Ned Guillet -- Transition Integration Update

Q & A

A.G. Lafley

2005 CAGNY Conference

P&G's Great Operating Strength

Over the past three years:

Sales growth in constant dollars has averaged more than 8 percent

- Well above P&G's long-term target of 4-6 percent

P&G's Great Operating Strength

Over the past three years:

Sales growth in constant dollars has averaged more than 8 percent

- Well above P&G's long-term target of 4-6 percent

Organic sales have averaged a 5 percent increase

P&G's Great Operating Strength

Over the past three years:

Sales growth in constant dollars has averaged more than 8 percent

- Well above P&G's long-term target of 4-6 percent

Organic sales have averaged a 5 percent increase

Delivered 3 years of double-digit EPS growth

- 2005 on track for 13-14 per cent growth

P&G's Great Operating Strength

     Strong, consistent growth in sales and earnings is the result of strategic choices that P&G made at the start of this decade

P&G's Great Operating Strength

     Strong, consistent growth in sales and earnings is the result of strategic choices that P&G made at the start of this decade

....choices that reflect their belief in balance and leadership

P&G's Balance ...In Businesses, Customers And Markets

Unique combination of large, steadily growing household businesses

P&G's Balance ...In Businesses, Customers And Markets

Unique combination of large, steadily growing household businesses

Faster-growing, higher-margin health, beauty and personal care businesses

P&G's Balance ...In Businesses, Customers And Markets

In 1998, two-thirds of P&G's business was in household

P&G's Balance ...In Businesses, Customers And Markets

In 1998, two-thirds of P&G's business was in household

Shifted toward a more even balance between household and HBA

Over The Last Three Years, They Have Grown Every One Of Their HBA Businesses

Now account for about 47 percent of total sales

P&G Has Also Focused On Growing Their Billion -Dollar Brands ...

They have 16 billion-dollar brands today...

P&G Has Also Focused On Growing Their Billion -Dollar Brands ...

They have 16 billion-dollar brands today...

....up from 10 just five years ago

P&G Has Also Focused On Growing Their Billion -Dollar Brands ...

They have 16 billion-dollar brands today... ...up from 10 just five years ago
And growth on brands such as Tide, Pampers, Pantene, Olay and Head & Shoulders has accelerated to double digit rates

P&G Is Also Well Balanced In Their Mix Of Retail Customers

They have strong, strategic relationships with the largest leading retailers

P&G Is Also Well Balanced In Their Mix Of Retail Customers

They have strong, strategic relationships with the largest leading retailers P&G volume with its Top 10 retail customers has averaged 7 per cent growth in the first half of this fiscal year

P&G Has Great Balance In Their Mix Of Developed And Developing Markets

Northeast Asia, North America and Western Europe are healthy and growing steadily

P&G Has Great Balance In Their Mix Of Developed And Developing Markets

Northeast Asia, North America and Western Europe are healthy and growing steadily China, Russia, Mexico and Turkey are powerful engines of accelerated growth

P&G Largest 16 Geographic Markets Represent 80 Percent Of Their Business

Big developed countries such as the US, UK, Japan and Germany

P&G Largest 16 Geographic Markets Represent 80 Percent Of Their Business

Big developed countries such as the US, UK, Japan and Germany Developing countries such as China, Russia, Mexico and Turkey

P&G Largest 16 Geographic Markets Represent 80 Percent Of Their Business

Big developed countries such as the US, UK, Japan and Germany Developing countries such as China, Russia, Mexico and Turkey Top 16 markets increased volume at 8 percent

Leadership Is Another Key Element in P&G's Growth Model

P&G's brands are leading innovation in their product categories

Leadership Is Another Key Element in P&G's Growth Model

P&G's brands are leading innovation in their product categories Two-thirds of
P&G sales come from categories where they are #1 in market share

Leadership Is Another Key Element in P&G's Growth Model

P&G's brands are leading innovation in their product categories Two-thirds of
P&G sales come from categories where they are #1 in market share In addition,
P&G has generated $5 billion in retail sales in categories they didn't compete in five years ago

Innovation

Innovation

Scale

Innovation

     Go To Market Capability

Scale

Branding

Innovation

     Go To Market Capability

Scale

Structural Improvements

Branding

Innovation

     Go To Market Capability

Scale

Innovation

Connect And Develop Strategy

Links innovation and technologies across businesses, geographies and disciplines

Innovation

Technologies

Connect And Develop Strategy

Links innovation and technologies across businesses, geographies and disciplines
It creates multiple internal linkages

Innovation

Technologies

Connect And Develop Strategy

Links innovation and technologies across businesses, geographies and disciplines
It creates multiple internal linkages And external connections with many quality innovation partners

Innovation

Technologies

Connect And Develop Strategy

Links innovation and technologies across businesses, geographies and disciplines
It creates multiple internal linkages And external connections with many quality innovation partners Technology expertise

Innovation

Technologies

Connect And Develop Strategy

Links innovation and technologies across businesses, geographies and disciplines
It creates multiple internal linkages And external connections with many quality innovation partners Technology expertise Ability to commercialize newly developed products

Innovation

Technologies

Leading Brands

Leading Brands

Breakthrough Technologies

Leading Brands

Breakthrough Technologies

     Great Design

21 Leading Brands

We Have Complimentary Consumer Knowledge and Technologies ...

In Oral Care... Skin Care... Shaving ... Hair Removal

Two Areas With Strong Potential For Profitable Innovation Are...

Women's Hair Removal

Two Areas With Strong Potential For Profitable Innovation Are...

Women's Hair Removal

$10 Billion

Two Areas With Strong Potential For Profitable Innovation Are...

Women's Hair Removal

$10 Billion

+8%

Two Areas With Strong Potential For Profitable Innovation Are...

Men's Personal Care

Two Areas With Strong Potential For Profitable Innovation Are...

Men's Personal Care

$16 Billion

The Two Companies Have Complimentary Innovation Capabilities In Design

Powerful emotional connections that deliver "wow" experiences for consumers

P&G Scale

Scale Is The Key To Commercializing
Innovation Affordably And Profitably

o     Greater cash and cost discipline

Scale Is The Key To Commercializing
Innovation Affordably And Profitably

o     Greater cash and cost discipline
o     Deliver superior consumer value

Scale Is The Key To Commercializing
Innovation Affordably And Profitably

o     Greater cash and cost discipline

o     Deliver superior consumer value

o     Strong shareholder value

P&G    The
       Gillette
       Company

                            Eliminate $1 billion in
                             cost through synergies
                                   by Year 3

P&G    The
       Gillette
       Company

o     Rigorous strategic, operating and financial discipline

P&G    The
       Gillette
       Company

o     Rigorous strategic, operating
      and financial discipline

o     Constant turnaround mentality

P&G    The
       Gillette
       Company

o     Rigorous strategic, operating
      and financial discipline

o     Constant turnaround mentality

o     Focus on continually finding
      new ways to do more with less

P&G    Go To
       Market
     Capability

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on
      what they do best

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on
      what they do best

      - Developing deeper local consumer understanding

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on
      what they do best

      - Developing deeper local consumer understanding
      - Better shopper knowledge

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on what they do best

      - Developing deeper local consumer understanding
      - Better shopper knowledge
      - Stronger customer partnerships

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on
      what they do best

      - Developing deeper local consumer understanding
      - Better shopper knowledge
      - Stronger customer partnerships

o     Increased capacity to execute with excellence

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on what they do best

      - Developing deeper local consumer understanding
      - Better shopper knowledge
      - Stronger customer partnerships

o     Increased capacity to execute with excellence

      - Doubled the number of initiatives they are delivering per year

P&G's Organization Structure Is A
Key Factor

o     Market development groups focus exclusively on what they do best

      - Developing deeper local consumer understanding
      - Better shopper knowledge
      - Stronger customer partnerships

o     Increased capacity to execute with excellence

      - Doubled the number of initiatives they are delivering per year
      - New product rollouts accomplished in one year

Gillette Provides Additional
Opportunities To Improve This Strength

o     By bringing additional brands into the P&G line-up

Gillette Provides Additional Opportunities To Improve This Strength

o     By bringing additional
      brands into the P&G
      line-up

o     P&G can distribute
      Gillette brands more
      deeply and cost-
      effectively

China Is A Good Example...

Shaving

Batteries

Oral Care

China Is A Good Example...

Shaving Batteries              60
                             Cities
Oral Care

China Is A Good Example...

   P&G
14 Brands

China Is A Good Example...

   P&G                2,000 Cities
14 Brands             11,000 Towns

There Are Similar Opportunities In Other
Developed And Developing Markets

Russia

                Japan

There Are Similar Opportunities In Other
Developed And Developing Markets

                          Russia
The
Gillette                   India
Company                             Japan
                       Brazil

P&G  Branding

They Are Redefining Their Brand
Equities More Broadly...

Pampers stands for baby care

They Are Redefining Their Brand
Equities More Broadly...

                        Crest stands for healthy smiles
                                  for life...

They Are Redefining Their Brand
Equities More Broadly...

                     Olay stands for all that is beautiful
                                  in women...

P&G Is Identifying And Commercializing
A Much Bigger Pipeline Of Innovation...

o     Thinking more expansively
      about how and where they
      reach consumers

Gillette Capabilities Add Significant
Support To All These Activities...

o     Innovation...with great
      product launch skills and
      in-store execution

Gillette Capabilities Add Significant
Support To All These Activities...

o     Innovation...with great
      product launch skills and
      in-store execution

o     Gillette brands are
      leaders in advantaged
      categories

Gillette Capabilities Add Significant
Support To All These Activities...

o     Innovation...with great
      product launch skills and
      in-store execution

o     Gillette brands are
      leaders in advantaged
      categories

o     Trade-up abilities keep
      these categories growing
      with leadership
      innovation

P&G  The
     Gillette
     Company

P&G  The
     Gillette
     Company

o     Faster innovation...delivered
      affordably and profitably...

P&G  The
     Gillette
     Company

o     Faster innovation...delivered
      affordably and profitably...

o     Deep local knowledge and
      strong retail partnerships...

P&G  The
     Gillette
     Company

o     Faster innovation...delivered
      affordably and profitably...

o     Deep local knowledge and
      strong retail partnerships...

o     Commercialized more
      successfully and consistently

P&G  The
     Gillette
     Company

                              Sustained growth and
                              superior shareholder
                                     return

P&G

              The                Brands, Technologies
              Gillette                 and Design
              Company

P&G +

              The                Brands, Technologies
              Gillette                 and Design
              Company

P&G +         The                Synergies and Constant
              Gillette            Turnaround Mentality
              Company

              The                Brands, Technologies
              Gillette                 and Design
              Company

P&G +         The                Synergies and Constant
              Gillette            Turnaround Mentality
              Company

              The                  Developing Market
              Gillette       Opportunity and Trade-Up Ability
              Company

              The                Brands, Technologies
              Gillette                 and Design
              Company

P&G +         The                Synergies and Constant
              Gillette            Turnaround Mentality
              Company

              The                  Developing Market
              Gillette       Opportunity and Trade-Up Ability
              Company

              The                 Marketing Brilliance
              Gillette
              Company

And You Get More Wins With Consumers

....on more brands

And You Get More Wins With Consumers

....on more brands

         ...in more markets

And You Get More Wins With Consumers

....on more brands

         ...in more markets

                          ...in more aisles

And You Get More Wins With Consumers

....on more brands

         ...in more markets

                          ...in more aisles

More and Greater Returns for Shareholders

P&G

The
Gillette
Company

P&G          5-7% Sales
               Growth
The
Gillette
Company

P&G          5-7% Sales     24-25%
               Growth     Operating
The                        Margins
Gillette
Company

P&G          5-7% Sales     24-25%         Double Digit
               Growth     Operating         EPS Growth
The                        Margins
Gillette
Company

P&G  The
     Gillette
     Company

                         ...A great deal for consumers,
                     customers, employees and shareholders

The Gillette Company

Analyst Reaction
================================================================================
"P&G and Gillette made a compelling case that both have significant momentum on their own.

This is a 'game over' combination that will alter the dynamics in key emerging markets."

                                                   B. Pecoriello, Morgan Stanley

Analyst Reaction
================================================================================

"Gillette presented fabulous numbers!

The presentation crystallized in my mind that the emerging markets opportunities are too good to ignore and that this merger with P&G is the best way to get at
it. It helped to dig down to the nitty-gritty of the positives of the deal."

                                                  Fidelity Management & Research

Analyst Reaction
================================================================================

"A fantastic review of Gillette's business dynamics that made you want to buy the stock now! It left me feeling good about the top-line prospects."

                                                  Wellington Management Company

The Gillette Company

Blank for commercial

                              New Commercial Reel
                                    3 Spots

The Gillette Company

Today's Agenda
================================================================================
o   AG Lafley CAGNY Presentation (summary)

o   Gillette CAGNY Presentation

o   Ned Guillet Transition Integration Update

o   Q & A

The Gillette Company

Ned Guillet

Today, I Will Cover
================================================================================

o  Establishing the Transition Team

o  Communication

o  Transition Programs and Associate Support

Today, I Will Cover
================================================================================

o  Establishing the Transition Team

o  Communication

o  Transition Programs and Associate Support

Establishing The Transition Team
================================================================================

The Gillette Company

   Transition Steering Committee

               Co-Chair:
               Jim Kilts
               Members:

Human Resources:           Ned Guillet
Commercial Operations:     Joe Dooley, Ed Shirley
GTM:                       Ed DeGraan, Mike Cowhig,
                           Joe Scalzo
IT@G:                      Kathy Lane
Finance:                   Chuck Cramb
Legal:                     Richard Willard
Strategy & Planning:       Peter Klein

Establishing The Transition Team
================================================================================

                           o   Set overall integration and
                               transition direction

Gillette Transition        o   Determine the combined
Steering Committee             organization structure

      Jim Kilts            o   Field the best team
Gillette OpCom Members-->
                           o   Ensure alignment and
                               focus with P&G on what
                               must get done
                           o   Review and approve
                               implementation plans

                           o   Monitor progress

Establishing The Transition Team

Gillette Transition Steering Committee

Jim Kilts

Gillette OpCom Members

- Set overall integration and transition direction
- Determine the combined organization structure
- Field the best team
- Ensure alignment and focus with P&G on what must get done
- Review and approve implementation plans
- Monitor progress

CAGNY 2005

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Staff the organization with the best leaders from each company whenever possible...
   starting at the top levels of the organization

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Staff the organization with the best leaders from each company whenever possible...
   starting at the top levels of the organization
o  Involve senior management from both companies in top-to-top discussions/plans

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Staff the organization with the best leaders from each company whenever possible...
   starting at the top levels of the organization
o  Involve senior management from both companies in top-to-top discussions/plans
o  Ensure oversight of the process by senior HR leaders... Dick Antoine and
   Ned Guillet

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Ensure discussions are fact-based and driven by:
   -  Vision for future organizational structure and product lines
   -  Need for talent upgrades
   -  Gaps in succession planning
   -  Existing vacancies
   -  Anticipated vacancies

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Maintain a focus on diversity ... gender, race, cultural, geographic, business acumen and experience, etc.

Fielding The Best Team
================================================================================
We Are Developing A Process With P&G to...
o  Maintain a focus on diversity... gender, race, cultural, geographic, business acumen and experience, etc.
o  Move as quickly as possible after the merger is approved

Today, I Will Cover
================================================================================

o  Establishing the Transition Team

o  Communication

o  Transition Programs and Associate Support

Communication Will Be Key During This Transition Period
================================================================================
o  There will always be speculation... that's because decisions have not been made

Communication Will Be Key During This Transition Period
================================================================================
o  There will always be speculation... that's because decisions have not been made
o  When decisions are made, we will let you know

Communication Will Be Key During This Transition Period
================================================================================
o  There will always be speculation... that's because decisions have not been made
o  When decisions are made, we will let you know
o  What you hear or read from outside sources is not always true!

Communication Will Be Key During This Transition Period
================================================================================
o  There will always be speculation... that's because decisions have not been made
o  When decisions are made, we will let you know
o  What you hear or read from outside sources is not always true!
o  We have a full communications calendar planned, with weekly updates that will answer Associates' ongoing questions and provide further information about P&G

Communication Will Be Key During This Transition Period
================================================================================
We Will Give You The Facts...
o  There will be job losses... about 4 percent of the joint workforce

Communication Will Be Key During This Transition Period
================================================================================
We Will Give You The Facts...
o  There will be job losses... about 4 percent of the joint workforce
o  We have created the transition steering team and will hold a kickoff meeting on April 1st

Communication Will Be Key During This Transition Period
================================================================================
We Will Give You The Facts...
o  There will be job losses ... about 4 percent of the joint workforce
o  We have created the transition steering team and will hold a kickoff meeting on April 1st
o  The merger process could take 6-9 months

Communication Will Be Key During This Transition Period
================================================================================
We Will Give You The Facts...
o  There will be job losses... about 4 percent of the joint workforce
o  We have created the transition steering team and will hold a kickoff meeting on April 1st
o  The merger process could take 6-9 months
o  Gillette shareholders will vote on the merger at a special meeting...
   sometime after this year's Annual Meeting on May 12

Communication Will Be Key During This Transition Period
================================================================================
We Will Give You The Facts...
o  There will be job losses... about 4 percent of the joint workforce
o  We have created the transition steering team and will hold a kickoff meeting on April 1st
o  The merger process could take 6-9 months
o  Gillette shareholders will vote on the merger at a special meeting...
   sometime after this year's Annual Meeting on May 12
o  Regulatory approval will be the final step in the transaction

Today, I Will Cover
================================================================================
o  Establishing the Transition Team

o  Communication

o  Transition Programs and Associate Support

Today, I Will Cover

- Establishing the Transition Team
- Communication
- Transition Programs and Associate Support

CAGNY 2005

Transition Programs and Associate Support
================================================================================
o  We have issued guidance to associates and retirees on:
   >> Severance
   >> Compensation
   >> Benefits
o  We have issued five bulletins on various HR issues to associates and retirees

Transition Programs and Associate Support
================================================================================
o  We have issued guidance to associates and retirees on:
   >> Severance
   >> Compensation
   >> Benefits
o  We have issued five bulletins on various HR issues to associates and retirees
o  We have launched the new Gillette-P&G intranet site on Insight to act as the focal point for merger information

Transition Programs and Associate Support
================================================================================
o  We have issued guidance to associates and retirees on:
   >> Severance
    >> Compensation
   >> Benefits
o  We have issued five bulletins on various HR issues to associates and retirees
o  We have launched the new Gillette-P&G intranet site on Insight to act as the focal point for merger information
o  We have provided enhanced Employee Assistance Program (EAP) support

Transition Programs and Associate Support
================================================================================
o  This week, we are launching, in collaboration with RHR International, a new training program available to all managers globally, entitled...

   "Leadership in Times of Organization Change"

   that will focus on ...
   >>    Key leadership skills needed in times of change and uncertainty
   >>    Maintaining business momentum
   >>    Retaining and engaging associates

Transition Programs and Associate Support

- This week, we are launching, in collaboration with RHR International, a new training program available to all managers globally, entitled …

  "Leadership in Times of Organization Change"

  that will focus on …

  - Key leadership skills needed in times of change and uncertainty
  - Maintaining business momentum
  - Retaining and engaging associates

CAGNY 2005

Transition Programs and Associate Support
================================================================================
o  There are many questions to which we do not have answers... yet
o  When we have the answers... we will give them to you

Transition Programs and Associate Support
================================================================================
o  There are many questions to which we do not have answers... yet
o  When we have the answers... we will give them to you
o  In the meantime our best course of action is to remain focused on achieving business results and other key objectives

The Gillette Company

* * *

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof.

SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.